Brown Shoe Company, Inc.
B R O W N S H O E	8300 Maryland Avenue
St. Louis, MO 63105-3693
314-854-4000

August 13, 2010

VIA EDGAR CORRESPONDENCE FILE

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:	Brown Shoe Company, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2010
Filed March 31, 2010
File No. 1-02191

Dear Mr. Reynolds:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 30, 2010 (the “Comment Letter”), regarding the Form 10-K for the fiscal year ended January 30, 2010, filed March 31, 2010, of Brown Shoe Company, Inc. (the “Company”).  In order to facilitate your review, this letter sets forth an italicized summary of the Staff comment, which is followed by the Company’s response.  Any figures, percentages or terms within brackets contained in the Company’s proposed disclosures would be updated with then current data in future SEC filings under the Securities Exchange Act of 1934 (the “Exchange Act”). Similarly, any proposed narrative disclosures would be appropriately revised to conform to actual facts or amounts at that time.

Form 10-K for the Year Ended January 30, 2010

Exhibits

1.
We note that exhibits 10.1, 10.3, 10.11(b), 10.13, 10.16, and 10.17 are missing schedules, attachments or exhibits.  Please confirm that you will file these exhibits in their entirety with your next periodic report as required by Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment.  Although not expressly set forth in Item 601(b)(10) of Regulation S-K, the Company previously understood that it did not need to file “[s]chedules (or similar attachments) to these exhibits . . . unless such schedules contain information which is material to an investment decision . . . ” as provided in Item 601(b)(2).  Any schedules omitted were considered by the Company to be immaterial to an investment decision due to their content, as the schedules primarily consisted of addresses for stores operated by the Company’s subsidiaries, publicly available liens on the assets of the Company and its subsidiaries and form release agreements.

Nevertheless, the Company advises the Staff that, to the extent the above-referenced exhibits were filed without schedules, attachments and exhibits, the Company plans to re-file such exhibits with copies of all schedules, attachments and exhibits with its upcoming Quarterly Report on Form 10-Q, subject to any requests for confidential treatment that may be applicable.

2.
We note that exhibits 10.5f(1) and 10.5f(2), have been filed in the form of the agreement and do not disclose performance targets.  Please confirm that you will file the actual agreements once entered into.  Please see Instruction 1 to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment.  However, the Company respectfully disagrees that it is required to file each of the actual agreements once they are entered into.  As stated in Instruction 1 to Item 601(b)(10) of Regulation S-K, an issuer need not file each “executive officer’s personal agreement under the plans unless there are particular provisions in such personal agreements whose disclosure in an exhibit is necessary to an investor’s understanding of that individual’s compensation under the plan.”

With respect to the awards at issue, in accordance with Item 402(e)(1)(iii) of Regulation S-K the Company discloses the material terms of the specific awards to our named executive officers, including a general description of the formula or criteria to be applied in determining the amounts payable in the Compensation Discussion and Analysis section of the Company’s proxy statement.  As a result of this disclosure, the Company believes that the information available to investors is sufficient to understand each of our named executive officer’s compensation with respect to such awards and that filing a copy of the actual agreements as an exhibit to our periodic reports once the agreements are entered into is not required under Item 601(b)(10)(iii)(A).  The Company notes that the Staff has historically allowed companies to omit certain information from a form of equity award filed as an exhibit to its periodic reports, including, among other things, the number of securities covered by an equity award and the vesting schedule.  The Company respectfully submits that the omission of the performance targets from the form of a performance award is analogous to the omission of these items from a form of an equity award and should be treated in a consistent manner.

Requiring the Company to file the actual agreements, which disclose performance targets, as exhibits to a Form 10-Q or Form 10-K would accelerate the timing of the disclosure of such information and change the reporting practices of many issuers.  Most issuers do not disclose the specific performance targets in a Form 8-K as permitted under Exchange Act Form 8-K Compliance and Disclosure Interpretation 117.12.  Issuers also regularly omit current year performance targets from proxy statements as permitted by both Instruction 4 to Item 402(b) and Instruction 2 to Item 402(e).  The Company notes that the Adopting Release relating to the 2006 executive compensation rules (Release No. 33-8732A) did not indicate or imply any requirement to disclose such targets in exhibits, and instead highlighted the ability of companies to omit confidential/competitively sensitive information without any filing obligation, stating “Companies will not be required, however, to submit confidential treatment requests in order to rely on the instruction” (text accompanying footnote 94).  Requiring the filing of the actual agreements entered into as an exhibit to a registrant’s periodic reports would conflict with the policies reflected in such Adopting Release and would likely result in a substantial increase in the number of confidential treatment requests that the SEC receives pursuant to Rule 24b-2 under the Exchange Act.

3.	We note your disclosure on page seven in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

In March 2010, the Compensation Committee met with to discuss and received reports from Company management and an outside compensation consultant regarding, among other matters, the SEC’s rules concerning the analysis of risk associated with the Company’s compensation policies and practices.  In connection therewith, Company management presented to the Compensation Committee its analysis of risk related to pay and other compensation as to all employees and its determination that the risks arising from the Company’s compensation practices and policies are not reasonably likely to have a material adverse effect on the Company.  The Company analyzed several factors regarding the Company’s compensation policies and practices, including the situations set forth in Item 402(s) of Regulation S-K; the Company’s overall pay philosophy; the Compensation Committee’s level of involvement in compensation decisions; the mix and balance of different methods of compensation that helps mitigate risk by providing compensation that depends in part on the long-term success of the Company; the structure and function of the Company’s compensation incentives and performance measurements which are subject to caps, are intended to avoid excessive focus on a single measure of performance and allow the Compensation Committee to exercise negative discretion to adjust awards based on the quality of the Company’s earnings; the size and nature of the Company’s equity-based compensation and the Company’s stock ownership requirements and regulations which the Company believes focuses management on long-term stock price appreciation and sustainability.  Based on the foregoing, the Company concluded that its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Item 8. Financial Statements and Supplementary Data, page 42

Notes to Consolidated Financial Statements, page 49

5.  Retirement and Other Benefit Plans, page 58

Deferred Compensation Plan, page 63

4.
We note that your equity compensation plans table on page 88 excludes independent directors’ deferred compensation units, which are payable only in cash.  In future filings, please also provide disclosure of the deferred compensation plan for non-employee directors, as applicable, or explain to us why you do not believe such disclosure is required.  Provide us with the text of your proposed footnote disclosure to be included in future filings.

The Company acknowledges the Staff’s comment.  In future Form 10-K filings, the Company will include appropriate disclosures for non-employee directors’ plans in response to the comment.  The following is an example of the Company’s proposed disclosure based on the year ended January 30, 2010:

Deferred Compensation Plan for Non-Employee Directors

Non-employee directors are eligible to participate in a deferred compensation plan, whereby deferred compensation amounts are valued as if invested in the Company’s common stock through the use of phantom stock units (“PSUs”).  Under the plan, each participating director’s account is credited with the number of PSUs that is equal to the number of shares of the Company’s common stock which the participant could purchase or receive with the amount of the deferred compensation, based upon the fair value (as determined based on the average of the high and low prices) of the Company’s common stock on the last trading day of the fiscal quarter when the cash compensation was earned.  Dividend equivalents are paid on PSUs at the same rate as dividends on the Company’s common stock, and are re-invested in additional PSUs at the next fiscal quarter-end.  The PSUs are payable in cash based on the number of PSUs credited to the participating director’s account, valued on the basis of the fair value at fiscal quarter-end on or following termination of the director’s service.  The liabilities of the plan of $[0.8] million as of [January 30, 2010] and $[0.3] million as of [January 31, 2009] are based on [61,002] and [54,616] outstanding PSUs, respectively, and are presented in other liabilities in the accompanying consolidated balance sheets.  Gains and losses resulting from changes in the fair value of the PSUs are reported in the Company’s consolidated statement of earnings.

15.  Share-Based Plans, page 74

5.
We note that your equity compensation plans table on page 88 excludes restricted stock units granted to independent directors, which are payable only in cash.  In future filings, please also provide the minimum disclosure requirements of FASB ASC 718-10-50 (formerly paragraph A240 of SFAS 123R) for the restricted stock units granted to independent directors for each year in which an income statement is provided, as applicable, or explain to us why you do not believe such disclosure is required.  Refer to the illustration of disclosures in FASB ASC 718-10-55 (formerly paragraph A241) for additional guidance.  Provide us with the text of your proposed disclosure to be included in future filings.

The Company acknowledges the Staff’s comment.  In future Form 10-K filings, the Company will include appropriate disclosures in response to the comment and in accordance with the disclosure requirements of FASB ASC 718-10-50.  The following is an example of the Company’s proposed disclosure related to the restricted stock units granted to non-employee directors based on the year ended January 30, 2010:

Restricted Stock Units for Non-Employee Directors

Equity-based grants may be made to non-employee directors in the form of cash-equivalent restricted stock units (“RSUs”) at no cost to the non-employee director.  The RSUs are subject to a vesting requirement (usually one-year), earn dividend equivalent units, and are payable in cash on the date the director terminates service or such earlier date as a director may elect, subject to restrictions, based on the then-current fair value of the Company’s common stock.  Dividend equivalents are paid on outstanding RSUs at the same rate as dividends on the Company’s common stock, are automatically re-invested in additional RSUs and vest immediately as of the payment date for the dividend.  Expense related to the initial grant of RSUs is recognized ratably over the vesting period based upon the fair value of the RSUs, as remeasured at the end of each period.  Expense for the dividend equivalents is recognized at fair value immediately. Gains and losses resulting from changes in the fair value of the RSUs subsequent to the vesting period and through the settlement date are reported in the Company’s consolidated statement of earnings.

The following table summarizes restricted stock unit activity for the year ended [January 30, 2010]:

	Outstanding			Accrued (1)	Nonvested RSUs
	Number of Vested RSUs	Number of Nonvested RSUs	Total Number of RSUs	Total Number of RSUs	Weighted-Average Grant Date Fair Value
January 31, 2009	79,194	17,500	96,694	90,861	$ 15.49
Granted (2)	3,642	41,270	44,912	31,579	7.74
Vested	18,770	(18,770)	-	5,833	14.95
Settled	-	-	-	-	-
January 30, 2010	101,606	40,000	141,606	128,273	$ 7.75

(1) Accrued RSUs include all fully vested awards and a pro-rata portion of nonvested awards based on the elapsed portion of the vesting period.
(2) Granted RSUs include 4,912 RSUs resulting from dividend equivalents paid on outstanding RSUs, of which 3,642 related to outstanding vested RSUs and 1,270 related to outstanding nonvested RSUs.

Information about RSUs granted, vested and settled during [2009, 2008 and 2007] is as follows:

(In thousands, except per unit amounts)	2009	2008	2007
Weighted-average grant date fair value of RSUs granted (1)	$7.70	$15.13	$30.73
Fair value of RSUs vested	$278	$78	$238
RSUs settled	$-	$-	$-

(1) Includes dividend equivalents granted on outstanding RSUs, which vest immediately.

The following table details the RSU compensation expense/(income) and the total related income tax (benefit)/provision for [2009, 2008 and 2007]:

($ thousands)	2009	2008	2007
Compensation expense/(income)	$1,145	$(828)	$(838)
Income tax (benefit)/provision	(445)	322	326
Compensation expense/(income), net of income tax (benefit)/provision	$700	$(506)	$(512)

The aggregate intrinsic value of RSUs outstanding and currently vested at [January 30, 2010] is $[1.8] million and $[1.3] million, respectively. Aggregate intrinsic value for RSUs is calculated based on the average of the high and low prices of the Company’s common stock as of the reporting date.  As of [January 30, 2010] and [January 31, 2009], the liabilities associated with the accrued RSUs totaled $[1.6] million and $[0.5] million, respectively.

*  *  *  *  *

In connection with responding to the Staff’s comments, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information concerning the Company’s response, please feel free to call Daniel L. Karpel at (314) 854-4130 or me at (314) 854-4119.

Very truly yours,

/s/ Michael I. Oberlander

Michael I. Oberlander
Senior Vice President, General
Counsel and Corporate Secretary

cc:	John Archfield (via facsimile at (202) 551-3315)
David Walz (via facsimile at (202) 551-3358)
Susann Reilly (via facsimile at (202) 551-3236)
Pam Howell (via facsimile at (202) 551-3357)

Ronald A. Fromm, Chairman of the Board of Directors & Chief Executive Officer
Mark E. Hood, Senior Vice President & Chief Financial Officer
Daniel L. Karpel, Senior Vice President, Finance and Assistant Secretary